SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of:

AMEREN CORPORATION                                SEMI-ANNUAL CERTIFICATE
UNION ELECTRIC DEVELOPMENT                        PURSUANT TO RULE 24 UNDER THE
  CORPORATION                                     PUBLIC UTILITY HOLDING COMPANY
CIPSCO INVESTMENT COMPANY                         ACT OF 1935

File No.  70-9965

================================================================================

     Ameren Corporation ("Ameren"), a registered holding company, and its subsidiaries named above, hereby file this certificate pursuant to Rule 24 reporting on transactions authorized by the Commission by order dated June 4, 2002 (Holding Co. Act Release No. 35-27536). This certificate is filed with respect to transactions consummated during the period commencing June 4, 2002 and ending December 31, 2002.

     File No. 70-9965:
     ----------------

     a. The consolidated balance sheet and twelve-month statement of income as of the end of the six-month period.

          To be filed confidentially as Exhibits A and B under Rule 104.

     b. The amount of revenues and any form of compensation received during each six-month period ending June 30 or December 31 as applicable, from any and all Tax Credit Projects directly or indirectly owned.

          Neither Union Electric Development Corporation ("UEDC") or CIPSCO Investment Company ("CIC") received any compensation or revenue for the period June 4, 2002 through December 31, 2002.

     c. The name of each new Tax Credit Project company in which an investment was made during the six-month period and upon staff request a copy of the applicable operating agreement.

          UEDC made a  $1,500,000  commitment  to the St. Louis Equity Fund 2003
          LLC.

     d. The amounts of investment made during each six-month period in the Tax Credit Projects and cumulative comparisons of the $125 million authorized in this order.

          Refer to attached Exhibit C.

     e. The cumulative number of any and all Tax Credit Projects, and any other investment position in any form of non-utility assets at the end of each six-month period.

          Refer to Note 2 to attached Exhibit C.

The undersigned registered holding company has duly caused this semi-annual report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Ameren Corporation


By     /s/ Jerre E. Birdsong                          Date:    February 13, 2003
  ------------------------------------
           Jerre E. Birdsong
       Vice President and Treasurer

                                                                       EXHIBIT C

Ameren - Equity Tax Credit Investment Summary

         Union Electric Development Corporation (UEDC)
         ---------------------------------------------

                                                                           Equity Invested as of
                                                              12/31/2001         06/03/2002         12/31/2002

         St. Louis Equity Fund:  St. Louis, MO                                                        Note 2
                       1988 LP                                $  512,047          $  512,047          $  512,047
                       1990 LP                                $  484,325          $  484,325          $  484,325
                       1991 LP                                $  498,931          $  498,931          $  498,931
                       1992 LP                                $  516,461          $  516,461          $  516,461
                       1993 LP                                $  489,812          $  489,812          $  489,812
                       1994 LP                                $  470,066          $  480,547          $  480,547
                       1995 LLC                               $  479,643          $  493,400          $  493,400
                       1996 LLC                               $  429,084          $  518,245          $  518,245
                       1997 LLC                               $  466,716          $  571,945          $  571,945
                       1998 LLC                               $  315,098          $  403,877          $  403,877
                       1999 LLC                               $  258,107          $  436,892          $  436,892
                       2000 LLC                               $  189,862          $  349,811          $  349,811
                       2001 LLC                               $   90,000          $  240,549          $  240,549
                       2002 LLC                                                   $   90,000          $   90,000
                       2003 LLC                                                                       Note 1
         Housing Missouri, Inc: St. Louis, MO
                       1996 LLC                               $  202,768          $  244,862          $  244,862
                       1997 LLC                               $  190,192          $  238,840          $  238,840
                       1998 LLC                               $  149,893          $  195,413          $  195,413
                                                          -------------------------------------------------------
                                            Total UEDC:       $5,743,005          $6,765,957          $6,765,957



         CIPSCO IVESTMENT COMPANY (CIC)
         ------------------------------

         Illinois Equity Fund:  Springfield, Illinois
                       1992 LP                                $ 500,000           $ 500,000           $ 500,000
                       1994 LP                                $ 828,490           $ 920,131           $ 920,131
                       1996 LP                                $ 753,306           $ 899,048           $ 899,048
                       1998 LP                                $ 264,208           $ 349,144           $ 349,144
                       2000 LP                                $  22,279           $  59,731           $  59,731
                       2002 LP
         St. Louis Equity Fund:  St. Louis, Missouri
                       1999 LLC                               $ 129,054           $ 218,447           $ 218,447
                       2000 LLC                               $  94,931           $ 174,905           $ 174,905
                       2001 LLC                               $  45,000           $ 120,275           $ 120,275
                       2002 LLC                                                   $  45,000           $  45,000
                                                          -------------------------------------------------------
                                            Total CIC:        $2,637,268          $3,241,681          $3,241,681



                       Ameren Corporation Total:              $8,380,273         $10,007,638          $10,007,638

     Notes
1 On December 19, 2002 UEDC signed a subscription agreement for the SLEF 2003 LLC fund in the amount of $1,500,000. As of year end no equity had been paid on this investment.
2 There was no additional equity paid in during the period June 4, 2002 through 12/31/2002

        SEC Authorized Amount                $125,000,000          Remaining
                                                                    Balance
        Commitments prior to SEC Order        $16,600,000        $108,400,000
        Subsequent Commitments
                SLEF 2003 (12/19/2002)        $ 1,500,000        $106,900,000